UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.   )*

Xilio Therapeutics, Inc.
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

98422T100
(CUSIP Number)

June 7, 2024
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐  Rule 13d-1(b)
☒  Rule 13d-1(c)
☐  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 98422T100
1		NAMES OF REPORTING PERSONS
GKCC, LLC
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐ (b) ☒*
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER
7,000,000
	6	SHARED VOTING POWER
0
	7	SOLE DISPOSITIVE POWER
7,000,000
	8	SHARED DISPOSITIVE POWER
0
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
7,000,000
10		CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
15.9%**
12		TYPE OF REPORTING PERSON
OO

*This Schedule 13G is filed by GKCC, LLC and Yekaterina Chudnovsky (together, the “Reporting Persons”). The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.

**Percentage ownership is based on 43,952,491 shares of Common Stock of the Issuer outstanding as of August 1, 2024, as reported in the Issuer’s Quarterly Report on Form 10-Q (File No. 001-40925) filed with the Securities and Exchange Commission on August 8, 2024.

CUSIP No. 98422T100
1		NAMES OF REPORTING PERSONS
Yekaterina Chudnovsky
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐ (b) ☒*
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PRSON WITH:	5	SOLE VOTING POWER
7,000,000**
	6	SHARED VOTING POWER
0
	7	SOLE DISPOSITIVE POWER
7,000,000**
	8	SHARED DISPOSITIVE POWER
0
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
7,000,000**
10		CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
15.9%***
12		TYPE OF REPORTING PERSON
IN

* This Schedule 13G is filed by GKCC, LLC and Yekaterina Chudnovsky (together, the “Reporting Persons”). The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.

**The shares are held of record by GKCC, LLC. Yekaterina Chudnovsky, as the sole member and manager of GKCC, LLC, has sole voting and investment control over the shares held by GKCC, LLC and may be deemed to beneficially own such shares. Yekaterina Chudnovsky does not directly own any securities of the Issuer.

***Percentage ownership is based on 43,952,491 shares of Common Stock of the Issuer outstanding as of August 1, 2024, as reported in the Issuer’s Quarterly Report on Form 10-Q (File No. 001-40925) filed with the Securities and Exchange Commission on August 8, 2024.

Item 1(a).  Name of Issuer:

Xilio Therapeutics, Inc.

Item 1(b).  Address of Issuer’s Principal Executive Offices:

828 Winter Street, Suite 300
Waltham, MA 02451
Item 2(a).  Name of Person Filing

1.	GKCC, LLC
2.	Yekaterina Chudnovsky

Item 2(b). Address of Principal Business Office or, if none, Residence:

The address of the Reporting Persons is 501 Silverside Road, Suite 87AVA, Wilmington, DE 19809.

Item 2(c).  Citizenship:

See Row 4 of cover page for each Reporting Person.

Item 2(d).  Title of Class of Securities.

Common Stock, par value $0.0001 per share (“Common Stock”)

Item 2(e).  CUSIP Number:

98422T100

Item 3.  If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.  Ownership.

(a)	Amount beneficially owned:

See Row 9 of cover page for each Reporting Person.

(b)	Percent of class:

See Row 11 of cover page for each Reporting Person.

(c)	Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote:

See Row 5 of cover page for each Reporting Person.

(ii) Shared power to vote or to direct the vote:

See Row 6 of cover page for each Reporting Person.

(iii) Sole power to dispose or to direct the disposition of:

See Row 7 of cover page for each Reporting Person.

(iv) Shared power to dispose or to direct the disposition of:

See Row 8 of cover page for each Reporting Person.

Item 5.  Ownership of 5 Percent or Less of a Class.

Not applicable.

Item 6.  Ownership of More than 5 Percent on Behalf of Another Person.

Not applicable.

Item 7.  Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable.

Item 8.  Identification and Classification of Members of the Group.

Not applicable.

Item 9.  Notice of Dissolution of Group.

Not applicable.

Item 10. Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 27, 2024	GKCC, LLC

By: /s/ Yekaterina Chudnovsky
Name: Yekaterina Chudnovsky
Title: Manager

YEKATERINA CHUDNOVSKY

/s/ Yekaterina Chudnovsky

EXHIBITS

A: Joint Filing Agreement

Exhibit A

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a statement on Schedule 13G (including amendments thereto) with respect to the Common Stock of Xilio Therapeutics, Inc. and further agree that this agreement be included as an exhibit to such filing. Each party to the agreement expressly authorizes each other party to file on its behalf any and all amendments to such statement. Each party to this agreement agrees that this joint filing agreement may be signed in counterparts.

In evidence whereof, the undersigned have caused this Agreement to be executed on their behalf this 27th day of September, 2024.

GKCC, LLC

By: /s/ Yekaterina Chudnovsky
Name: Yekaterina Chudnovsky
Title: Manager

YEKATERINA CHUDNOVSKY

/s/ Yekaterina Chudnovsky